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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT

                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                               ----------------
                       NOVACARE EMPLOYEE SERVICES, INC.
                           (Name of Subject Company)

                          NEW PLATO ACQUISITION, INC.
                             PLATO HOLDINGS, INC.
                                   (Bidders)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   66986 Q10
                     (CUSIP Number of Class of Securities)

                               ----------------
                                Gregory M. Case

                             Plato Holdings, Inc.
                        455 South Gulph Road, Suite 410
                           King of Prussia, PA 19406

                           Telephone: (610) 265-0286
                           Facsimile: (610) 265-4959
          (Name, Address and Telephone Number of Person authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                            Louis A. Goodman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                           Telephone: (617) 573-4800
                           Facsimile: (617) 573-4822

                               ----------------

                           CALCULATION OF FILING FEE

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 Transaction Valuation* $75,685,000           Amount of Filing Fee $15,137
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*  Estimated for purposes of calculating the amount of the filing fee only.
   The filing fee calculation assumes the purchase of 30,274,000 shares of common stock, $0.01 par value per share (the "Shares"), of NovaCare Employee Services, Inc. at a price of $2.50 per Share in cash, without interest. The filing fee calculation is based on the 30,274,000 Shares outstanding as of September 8, 1999. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.
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 CUSIP NO. .66986 Q10                14D-1


 1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    New Plato Acquisition, Inc. IRS ID No. 23-3014292

--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group

                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3.SEC Use only


--------------------------------------------------------------------------------
 4.  Source of Funds

    AF; BK

--------------------------------------------------------------------------------
 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
     Item 2(e) or 2(f)


--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------
 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    none

--------------------------------------------------------------------------------
 8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]


--------------------------------------------------------------------------------
 9.  Percent of Class Represented by Amount in Row (7)

    Not applicable

--------------------------------------------------------------------------------
 10. Type of Reporting Person

    CO

 CUSIP NO. 66986 Q10                 14D-1


 1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Plato Holdings, Inc. IRS ID No. 23-3014291

--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group

                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3.SEC Use only


--------------------------------------------------------------------------------
 4.  Source of Funds

    AF; BK

--------------------------------------------------------------------------------
 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
     Item 2(e) or 2(f)


--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------
 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    none

--------------------------------------------------------------------------------
 8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]


--------------------------------------------------------------------------------
 9.  Percent of Class Represented by Amount in Row (7)

    Not applicable.

--------------------------------------------------------------------------------
 10. Type of Reporting Person

    CO; HC

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                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by New Plato Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Plato Holdings, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of NovaCare Employee Services, Inc., a Delaware corporation (the "Company"), at $2.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 1. Security and Subject Company.

  (a) The name of the subject company is NovaCare Employee Services, Inc. and the address of its principal executive offices is Valley Forge Corporate Center, 2621 Van Buren Avenue, Norristown, Pennsylvania 19403. The telephone number of the Company at such location is (610) 650-4700.

  (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)(1) Other than the transactions described in Item 3(b) below, neither

  Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for
(i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations,

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in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Purpose of the Offer and The Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the "INTRODUCTION," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  Not applicable.

Item 10. Additional Information.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

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  (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the
Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

(a)(1) Offer to Purchase dated September 15, 1999.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement.

(b)    BHF (USA) Capital Corporation Loan Term Sheet.

(c)(1) Agreement and Plan of Merger, dated as of September 8, 1999, by and among Parent, Purchaser and the Company.

(c)(2) Stockholder Agreement, dated as of September 8, 1999, by and between Parent, the Company, NovaCare, Inc. and NC Resources, Inc.

(c)(3) Short Form Merger Option Agreement, dated as of September 8, 1999, among Parent, Purchaser and the Company.

(c)(4) Confidentiality Agreement, dated as of March 25, 1999, by and between NovaCare, Inc., the Company and Fidelity Capital Associates, Inc.

(c)(5) Confidentiality Agreement, dated as of March 26, 1999, by and between NovaCare, Inc., the Company and Patricot & Co. Ventures, Inc.

(c)(6) Confidentiality Agreement, dated as of February 12, 1999, by and between NovaCare, Inc., the Company and AFLAC Incorporated.

(c)(7) Exclusivity Agreement, dated as of August 16, 1999, by and among NovaCare, Inc., the Company and the Equity Investors.

(c)(8) Letter Agreement, dated as of September 8, 1999, by and between NovaCare, Inc., the Company and the Equity Investors.

(d)  None.

(e)  Not applicable.

(f)  None.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 1999


                                          New Plato Acquisition, Inc.

                                                     /s/ Eric B. Lass
                                          By: _________________________________
                                            Name: Eric B. Lass
                                            Title: Vice President

                                          Plato Holdings, Inc.

                                                     /s/ Eric B. Lass
                                          By___________________________________
                                            Name: Eric B. Lass
                                            Title: Vice President

                               INDEX TO EXHIBITS

 Exhibit
 -------                                                                    ---
 (a)(1)  --Offer to Purchase, dated September 15, 1999.

 (a)(2)  --Letter of Transmittal.

 (a)(3)  --Notice of Guaranteed Delivery.

 (a)(4) --Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5)  --Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.

 (a)(6) --Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(7)  --Summary Advertisement.

 (b)     --BHF (USA) Capital Corporation Loan Term Sheet.

 (c)(1) --Agreement and Plan of Merger, dated as of September 8, 1999, by and among Parent, Purchaser and the Company.

 (c)(2) --Stockholder Agreement , dated as of September 8, 1999, by and between Parent, the Company, NovaCare, Inc. and NC Resources,
          Inc.

 (c)(3)  --Short Form Merger Option Agreement, dated as of September 8,
          1999, among Parent, Purchaser and the Company.

 (c)(4) --Confidentiality Agreement, dated as of March 25, 1999, by and between NovaCare, Inc., the Company and Fidelity Capital
          Associates, Inc.

 (c)(5) --Confidentiality Agreement, dated as of March 26, 1999, by and between NovaCare, Inc., the Company and Patricot & Co.
          Ventures, Inc.

 (c)(6) --Confidentiality Agreement, dated as of February 12, 1999, by and between NovaCare, Inc., the Company and AFLAC Incorporated.

 (c)(7) --Exclusivity Agreement, dated as of August 16, 1999, by and among NovaCare, Inc., the Company and the Equity Investors.

 (c)(8) --Letter Agreement, dated as of September 8, 1999, by and between NovaCare, Inc., the Company and the Equity Investors.

 (d)     --None.

 (e)     --Not Applicable.

 (f)     --None.